UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*

RADIUS HEALTH, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Jeffrey B. Steinberg
HealthCare Ventures LLC
44 Nassau Street
Princeton, New Jersey  08542
(609) 430-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

1 This Schedule 13D is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. None	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. None	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,899,033
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,899,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 9 of 18 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Radius Health, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 201 Broadway, 6th Floor, Cambridge, MA 02139.

Item 2.  Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”).  A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.  HCVVII is a venture capital investment fund. HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for HCVVII, HCPVII, Dr. Cavanaugh and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542.  The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts  02142.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Dr. Cavanaugh and Mr. Werner is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

CUSIP No. None	13D	Page 10 of 18 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2011, by and among Radius Health, Inc. (“Target”), MPM Acquisition Corp. (“MPMAC”) and RHI Merger Corp., a wholly owned subsidiary of MPMAC (“Merger Sub”), on May 17, 2011, Merger Sub merged with and into Target and Target became a wholly-owned subsidiary of MPMAC (the “Merger”).  Subsequently, Target was merged with and into MPMAC and MPMAC, the surviving corporation and the Issuer, changed its name to Radius Health, Inc. All shares of capital stock of Target which were issued and outstanding immediately prior to the effective time of the Merger were automatically converted into an aggregate of (i) 555,594 shares of Common Stock, (ii) 413,254 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “A-1 Preferred”), (iii) 983,208 shares of the Issuer’s Series A-2 Convertible Preferred Stock (the “A-2 Preferred”), (iv) 142,227 shares of the Issuer’s Series A-3 Convertible Preferred Stock (the “A-3 Preferred”), (v) 3,998 shares of the Issuer’s Series A-4 Convertible Preferred Stock (the “A-4 Preferred”), and (vi) 6,443 shares of the Issuer’s Series A-5 Convertible Preferred Stock (the “A-5 Preferred”) (the A-1 Preferred, A-2 Preferred, A-3 Preferred, A-4 Preferred and the A-5 Preferred  are sometimes hereinafter collectively referred to as the “Preferred Stock”).

As a result of the Merger, HCVVII received the following securities of the Issuer:  (i) 83,113 shares of Common Stock, (ii) 19,651 shares of A-1 Preferred, (iii) 98,278 shares of the A-2 Preferred, and (iv) 63,663 shares of the A-3 Preferred. See also Item 5 herein with respect to the acquisition of the A-1 Preferred.

Item 4.  Purpose of Transaction.

The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of Target through a merger of Merger Sub with and into Target, as a result of which Target became a wholly-owned subsidiary of the Issuer.  Subsequently, Target was merged with and into the Issuer. The shares acquired by the Reporting Persons in the Merger were acquired solely for investment purposes.

Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) by and among Target and certain investors listed on Schedule I thereto, including HCVVII, dated as of April 25, 2011, HCVVII committed to purchase an aggregate of an additional 39,302 shares of A-1 Preferred at a price of $81.42 per share, upon notice from the Issuer (the “Future Funding Obligations”).

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Purchase Agreement is qualified in its entirety by reference to the full text of the Merger Agreement and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

CUSIP No. None	13D	Page 11 of 18 Pages

Item 5.  Interest in Securities of the Issuer.

(a)    HCVVII directly beneficially owns 1,899,033 shares of the Common Stock of the Issuer consisting of (i) 83,113 shares of Common Stock, (ii) 19,651 shares of the A-1 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 196,510 shares of Common Stock, (iii) 98,278 shares of the A-2 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 982,780 shares of Common Stock, and (iv) 63,663 shares of the A-3 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 636,630 shares of Common Stock.  HCPVII, as the General Partner of HCVVII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the Common Stock, the A-1 Preferred, the A-2 Preferred and the A-3 Preferred of the Issuer owned by HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own the Common Stock, the A-1 Preferred, the A-2 Preferred and the A-3 Preferred of the Issuer owned by HCVVII as the General Partners of HCPVII, the General Partner of HCVVII.

Based upon 16,046,894 shares outstanding, which consists of: (i) 555,594 shares of Common Stock, (ii) 4,132,540 shares issuable upon conversion of the A-1 Preferred, (iii) 9,832,080 shares issuable upon conversion of the A-2 Preferred , (iv) 1,422,270 shares issuable upon conversion of the A-3 Preferred, (v) 39,980 shares issuable upon conversion of the A-4 Preferred, and (vi) 64,430 shares issuable upon conversion of the A-5 Preferred, in each case, outstanding as of May 17, 2011 following completion of the Merger as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011, the 1,899,033 shares of Common Stock directly held by HCVVII represents 11.8% of the Common Stock of the Issuer. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock.    If the percentage was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Persons be included (i.e. only the 555,594 shares of Common Stock outstanding and an aggregate of 1,899,033 shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons and not the shares of Common Stock issuable upon conversion of Preferred Stock held by anyone other than the Reporting Persons), it would result in an applicable percentage of 77.4%.

(b)    HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 1,899,033 shares owned by HCVVII.

(c)    During the past 60 days, HCVVII purchased the below listed shares of the Target’s Series A-1 Convertible Preferred Stock in a Private Placement. Pursuant to the Merger, HCVII received 19,651 shares of the Issuer’s A-1 Preferred in exchange for the purchased shares.

		AGGREGATE PURCHASE
DATE OF TRANSACTION	NO. OF SHARES PURCHASED	PRICE

May 17, 2011	196,512 shares of Series A-1	$1,600,001
	Convertible Preferred Stock
	of Target

CUSIP No. None	13D	Page 12 of 18 Pages

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

Board of Directors

Pursuant to the Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of May 17, 2011, by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto, each holder of voting stock of the Issuer party to the Stockholders’ Agreement has agreed to vote the voting stock of the Issuer held by them in favor of members of the Board designated by certain stockholders or groups of stockholders (none of which are presently controlled by the Reporting Persons).

Pursuant to the terms of the Stockholders’ Agreement, HCVVII has the right to appoint one observer to the Board so long as HCVVII holds greater than seventy five (75%) of the shares of the A-1 Preferred purchased by HCVVII under the Purchase Agreement.

Registration Rights

Shelf Registration

Pursuant to the terms of the Stockholders’ Agreement, on or before the 60th calendar day following the closing of the Merger, the Issuer shall file a resale shelf registration statement (the “Registration Statement”) pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), covering the offering and resale of all of the Registrable Shares (meaning all of the Common Stock issued or issuable upon conversion or exchange of the Preferred Stock).  The Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 90th calendar day following the closing of the Merger unless the Issuer receives comments on the Registration Statement from the SEC, in which case the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 180th calendar day following the closing of the Merger.  In the event that the Issuer is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 5th trading day following such notification.  The Issuer shall use its reasonable best efforts to keep the Registration Statement continuously effective until all Registrable Shares have been sold or may be sold without volume limitations under Rule 144 promulgated under the Securities Act.  In the event that any of these provisions are not complied with, as described in greater detail in the Stockholders’ Agreement, on each such Event Date (as defined in the Stockholders’ Agreement) and on each monthly anniversary of each such Event Date until such event is cured, the Issuer shall pay to each holder an amount in cash equal to 1% of the aggregate purchase price paid by such holder pursuant to the Purchase Agreement for any Registrable Securities (meaning the Preferred Stock) then held by such holder.  The maximum aggregate liquidated damages payable to a holder under the Stockholders’ Agreement is 16% of the aggregate purchase price paid by such holder pursuant to the Purchase Agreement.  Interest accrues at the rate of 10% per annum on any unpaid liquidated damages.

CUSIP No. None	13D	Page 13 of 18 Pages

Demand Registration Rights

At such time as the Registration Statement is no longer effective, subject to specified exceptions, any party to the Stockholders Agreement has the right to demand that the Issuer file an unlimited number of registration statements on Form S-3 covering the offering and sale of all or at least $1,000,000 worth of its Registrable Shares.

Piggyback Registration Rights

All parties to the Stockholders Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, other than pursuant to a registration statement on Form S-4, Form S-8 or Form S-1 (only in connection with an initial public offering), these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any shelf, demand or piggyback registration.

Indemnification

The Stockholders’ Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Lock-up Arrangements

Pursuant to the Stockholders’ Agreement, for a period of 180 days from May 17, 2011, the parties subject to the Stockholders’  Agreement, including HCVVII, have agreed, subject to certain exceptions, not to sell, assign, transfer, make a short sale of, loan, grant any option for the purchase of, or exercise registration rights with respect to any shares of Common Stock or other securities convertible into or exercisable for Common Stock, other than to a member of such Stockholders’ Group (as defined in the Stockholders’ Agreement). Notwithstanding the foregoing, on the 30th, 60th, 90th and 180th day after May 17, 2011, these restrictions shall cease to apply to 5%, 15%, 30% and 50%, respectively, of shares of Common Stock issued or issuable upon conversion of the A-1 Preferred held or issuable to such stockholder at such time.

Right of First Refusal

Under the terms of the Stockholders’ Agreement, the Issuer is obligated to offer the holders of the A-1 Preferred, the A-2 Preferred and the A-3 Preferred a right of first refusal with respect future equity issuances, subject to customary exceptions.

CUSIP No. None	13D	Page 14 of 18 Pages

Certificate of Designations (the “Certificate of Designations”) of the A-1 Preferred, A-2 Preferred, A-3 Preferred, A-4 Preferred, A-5 Preferred and the Issuer’s Series A-6 Convertible Preferred Stock (the “A-6 Preferred”)

Voting and Dividends

The Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such share of Preferred Stock is convertible, voting together with the Common Stock as a single class except with respect to certain amendments to the Certificate of Designations, authorization or issuance of any new class or series of senior or parity capital stock (subject to certain exceptions),  any liquidation, dissolution or winding up of the Issuer and as outlined above under “Board of Directors.”

Dividends accrue on the A-1 Preferred, A-2 Preferred and A-3 Preferred at the rate of 8% per annum, compounding annually and payable only when, as and if declared by the Board, in cash or additional shares of Common Stock, at the Issuer’s option, or upon liquidation, dissolution or winding up of the Issuer or an Event of Sale (as defined in the Certificate of Designations).  Upon conversion of any of the A-1 Preferred, A-2 Preferred and A-3 Preferred into Common Stock additional shares of Common Stock will be issued in respect of the accrued dividends on such shares.

Ranking

A-1 Preferred.  With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the A-1 Preferred ranks senior to the A-2 Preferred, the A-3 Preferred, the A-4 Preferred, the A-5 Preferred, the A-6 Preferred and the Common Stock.  In the event of the liquidation, dissolution or winding up of the Issuer, the A-1 Preferred holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of the A-1 Preferred.

A-2 Preferred.  With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the A-5 Preferred) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the A-2 Preferred ranks senior to the A-3 Preferred, the A-4 Preferred, the A-5 Preferred, the A-6 Preferred and the Common Stock.  In the event of the liquidation, dissolution or winding up of the Issuer, the A-2 Preferred holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of the A-2 Preferred.

A-3 Preferred.  With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the A-5 Preferred) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale, the A-3 Preferred ranks senior to the A-4 Preferred, the A-5 Preferred, the A-6 Preferred and the Common Stock.  In the event of the liquidation, dissolution or winding up of the Issuer, the A-3 Preferred holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of A-3 Preferred.

Conversion

The Preferred Stock is subject to automatic conversion, at the then applicable conversion ratio, into Common Stock upon an election to convert made by holders of at least 70% of the outstanding shares of the A-1 Preferred, the A-2 Preferred and the A-3 Preferred, voting together as a single class (the “Senior Majority”) or the listing of the Common Stock on a national securities exchange.

CUSIP No. None	13D	Page 15 of 18 Pages

The Preferred Stock may also be voluntarily converted at any time, at the option of the holder, at the then applicable conversion price, into Common Stock.

Anti-dilution Protection

All shares of the A-1 Preferred, A-2 Preferred and A-3 Preferred have weighted-average anti-dilution protection (based on the initial conversion purchase price of $8.142 per share) and anti-dilution protection upon the occurrence of any subdivision or combination of the Common Stock, stock dividend and other distribution, reorganization, reclassification or similar event affecting the Common Stock, subject to certain exception.

Purchase Agreement

Pursuant to the Purchase Agreement, HCVVII committed to purchasing an aggregate of an additional 39,302 shares of the A-1 Preferred at a price of $81.42 per share, upon notice from the Issuer.  In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of Preferred Stock held by the investor would be automatically converted to Common Stock at the rate of one share of Common Stock for each ten shares of Preferred Stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.

The foregoing description contained in this Item 6 of the terms of the Stockholders’ Agreement, the Certificate of  Designations and the Purchase Agreement are intended as a summary only and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement, the Certificate of Designations and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B - Agreement and Plan of Merger by and among the Issuer, Target and Merger Sub, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173, filed with the SEC on April 29, 2011)).

Exhibit C - Series A-1 Convertible Preferred Stock Purchase Agreement by and among Target and certain investors listed on Schedule I thereto, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.26 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173, filed with the SEC on May 23, 2011)).

Exhibit D - Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011 by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173, filed with the SEC on May 23, 2011)).

Exhibit E - Certificate of Designations of the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, Series A-4 Preferred, Series A-5 Preferred and Series A-6 Preferred (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173, filed with the SEC on May 23, 2011)).

CUSIP No. None	13D	Page 16 of 18 Pages

Exhibit F – Amendment No 1 to Series A-1 Convertible Preferred Stock Purchase Agreement dated as of May 11, 2011.

CUSIP No. None	13D	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2011	HealthCare Ventures VII, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners VII, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

May 26, 2011	HealthCare Partners VII, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	James H. Cavanaugh, Ph.D

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Harold Werner

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	John W. Littlechild

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Christopher Mirabelli, Ph.D.

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Augustine Lawlor

CUSIP No. None	13D	Page 18 of 18 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Radius Health, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

May 26, 2011	HealthCare Ventures VII, L.P.
Princeton, New Jersey	By:	its General Partner, HealthCare Partners VI, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

May 26, 2011	HealthCare Partners VII, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	James H. Cavanaugh, Ph.D

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Harold Werner

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	John W. Littlechild

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Christopher Mirabelli, Ph.D.

May 26, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Augustine Lawlor

Exhibit F

AMENDMENT NO. 1
TO
SERIES A-1 CONVERTIBLE PREFERRED
STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO SERIES A-1 CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (this “Amendment No. 1”) is entered into as of the 11 day of May, 2011, to amend that certain Series A-1 Convertible Preferred Stock Purchase Agreement dated April 25, 2011, by and among Radius Health, Inc., a Delaware corporation (the “Corporation”) and each of the Investor parties named therein. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Agreement.

WHEREAS, the parties to the Agreement  (the “Parties”) have entered into the Agreement for, among other things, the purchase and sale shares of the Corporation’s Series A-1 Preferred Stock;

WHEREAS, the Parties acknowledge and agree that it is in the best interest of the Parties to eliminate certain conditions precedent and subsequent to the Stage I Closing, Stage II Closing and the Stage III Closing, as set forth herein; and

WHEREAS, the Parties wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the agreements herein and in the Agreement and in reliance upon the representations and warranties herein and therein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.           Section 7.1 of the Agreement is hereby amended by deleting Section 7.1 in its entirety and replacing it with the following:  “7.1   RESERVED. “

2.           Section 7.2 of the Agreement is hereby amended by deleting Section 7.2 in its entirety and replacing it with the following:  “7.2   RESERVED. “

3.           Section 7.3 of the Agreement is hereby amended by deleting Section 7.3 in its entirety and replacing it with the following:  “7.3   RESERVED. “

4.           Section 7.4 of the Agreement is hereby amended by deleting Section 7.4 in its entirety and replacing it with the following:  “7.4   RESERVED. “

5.           Section 7.5 of the Agreement is hereby amended by deleting Section 7.5 in its entirety and replacing it with the following:  “7.5   RESERVED. “

6.           Section 8 of the Agreement is hereby amended by deleting clause (c) thereof in its entirety, deleting “; and” in the sixth line thereof and inserting “and” in the fifth line immediately before “(b)”.

7.           The Agreement is hereby amended by deleting all references to the sections of the Agreement deleted in their entirety hereby.

8.           Except to the extent amended hereby, all of the definitions, terms, provisions and conditions set forth in the Agreement are hereby ratified and confirmed and shall remain in full force and effect.  The Agreement and this Amendment No. 1 shall be read and construed together as a single agreement and the term “Agreement” shall be deemed a reference to the Agreement as amended by this Amendment No. 1.  This Amendment No. 1 may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute but one and the same instrument.  In making proof of this Amendment No. 1 it shall not be necessary to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the parties have executed under seal and delivered this Agreement as of the date first written above.

THE CORPORATION:

RADIUS HEALTH, INC.

By:
Name: C. Richard Edmund Lyttle
Title: President

As an anticipated successor and assign to the Corporation under Section 16 hereof:

MPM ACQUISITION CORP.

By:
Name: C. Richard Edmund Lyttle
Title: President

INVESTORS:

BB Biotech Ventures II, L.P.

By:

By:
Name:
Title:

BB Biotech Growth N.V.

By:

By:
Name:
Title:

HEALTHCARE VENTURES VII, L.P.
By:	HealthCare Partners VII, L.P.
Its General Partner

By:
Name:
Title:

HEALTHCARE PRIVATE EQUITY LIMITED PARTNERSHIP

By:
Name:
Title:

MPM BIOVENTURES III, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner
By:	MPM BioVentures III LLC,
its General Partner

By:
Name: Ansbert Gadicke
Title: Series A Member

MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner
By:	MPM BioVentures III LLC,
its General Partner

By:
Name: Ansbert Gadicke
Title: Series A Member

MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,
in its capacity as the Managing
Limited Partner
By:	MPM BioVentures III LLC,
its General Partner

By:
Name: Ansbert Gadicke
Title: Series A Member

MPM BIOVENTURES III PARALLEL
FUND, L.P.

By:	MPM BioVentures III GP, L.P.,
its General Partner
By:	MPM BioVentures III LLC,
its General Partner

By:
Name: Ansbert Gadicke
Title: Series A Member

MPM ASSET MANAGEMENT
INVESTORS 2003 BVIII LLC

By:
Name: Ansbert Gadicke
Title: Series A Member

MPM BIO IV NVS STRATEGIC FUND, L.P.

By:	MPM BioVentures IV GP LLC,
its General Partner
By:	MPM BioVentures IV LLC,
its Managing Member

By:
Name: Ansbert Gadicke
Title:

SAINTS CAPITAL VI, L.P.,
a limited partnership

By: Saints Capital VI LLC,
a limited liability company

By:
Name:
Title:

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:
Name:
Title:

The Breining Family Trust dated August 15, 2003

By:
Name:
Title:

The Richman Trust dated 2/6/83

By:
Name: Douglas D. Richman
Title: Co-Trustee

By:
Name: Eva A. Richman,
Title: Co-Trustee

THE WELLCOME TRUST LIMITED, AS TRUSTEE OF THE WELLCOME TRUST

By:
Name:
Title:

Dr. Raymond F. Schinazi

H. Watt Gregory III

The David E. Thompson Revocable Trust

By:
Name:
Title: